Exhibit 99.1

U POWER LIMITED

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
		December 31,	June 30,	June 30,
	Notes	2025	2026	2026
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		21,951	54,868	8,087
Restricted cash		343	347	51
Accounts receivable	5	22,198	20,825	3,069
Inventories	6	12,291	10,597	1,562
Advance to suppliers	7	11,334	42,504	6,264
Contract Assets		1,050	1,050	155
Other current assets	8	17,963	94,967	13,997
Amount due from related parties	16	60,274	1,552	229
Total current assets		147,404	226,710	33,414

Non-current assets:
Property, plant and equipment, net	9	8,537	2,599	383
Intangible assets, net	10	62	29	4
Operating lease right-of-use assets, net	15	9,873	6,839	1,008
Long-term investments	11	133,942	134,022	19,752
Refundable deposit for investment	12	54	-	-
Other non-current assets	8	78,926	131,420	19,369
Total non-current assets		231,394	274,909	40,516
Total assets		378,798	501,619	73,930

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	13	18,972	30,866	4,549
Accounts payable		19,533	20,396	3,006
Accrued expenses and other liabilities	14	29,915	34,711	5,116
Income tax payables	18	7,947	7,939	1,170
Advances from customers		3,213	8,409	1,239
Operating lease liabilities – current	15	1,247	1,070	158
Amount due to related parties	16	1,037	-	-
Total current liabilities		81,864	103,391	15,238

Non-current liabilities:
Operating lease liabilities – non-current	15	2,362	1,422	210
Total non-current liabilities		2,362	1,422	210
Total liabilities		84,226	104,813	15,448

Commitments and contingencies	21	5,800	-	-

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 497,148 and 25,742,647 issued and outstanding as of December 31, 2025 and June 30,2026) *		-	-	-
Class A ordinary shares, $0.0001 par value, 399,941,181.2 Class A ordinary shares authorized, 438,330 and 25,683,828 Class A ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026*		-	-	-
Class B ordinary shares, $0.0001 par value, 100,058,818.8 Class B ordinary shares authorized, 58,819 and 58,819 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026*		-	-	-
Additional paid-in capital		565,069	777,851	114,641
Translation reserve		(4,231)	(11,374)	(1,676)
Accumulated deficit		(289,818)	(365,321)	(53,842)
Total U POWER LIMITED’s shareholders’ equity		271,020	401,156	59,123
Non-controlling interests		17,752	(4,350)	(641)
Total equity		288,772	396,806	58,482
Total liabilities and equity		378,798	501,619	73,930

*

On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis.

On April 1, 2026, the Company effected a 1-for-10 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “April 2026 Share Consolidation”), pursuant to which every ten Class A ordinary shares with a par value of US$0.00001 each were consolidated into one Class A ordinary share with a par value of US$0.0001, and every ten Class B ordinary shares with a par value of US$0.00001 each were consolidated into one Class B ordinary share with a par value of US$0.0001, without any action on the part of the shareholders. Immediately following the April 2026 Share Consolidation, the Company’s authorized share capital consisted of 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising (i) 399,941,181.2 Class A ordinary shares and (ii) 100,058,818.8 Class B ordinary shares.

On September 9, 2026, subsequent to June 30, 2026 but before the issuance of these unaudited condensed consolidated financial statements, the Company effected a further 1-for-20 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “September 2026 Share Consolidation”), pursuant to which every twenty Class A ordinary shares with a par value of US$0.0001 each were consolidated into one Class A ordinary share with a par value of US$0.002, and every twenty Class B ordinary shares with a par value of US$0.0001 each were consolidated into one Class B ordinary share with a par value of US$0.002. Immediately following the September 2026 Share Consolidation, the Company’s authorized share capital was US$50,000 divided into (i) 19,997,059.06 Class A ordinary shares with a par value of US$0.002 each and (ii) 5,002,940.94 Class B ordinary shares with a par value of US$0.002 each.

During the six months ended June 30, 2026, the Company issued an aggregate of 25,245,498 ordinary shares on a basis giving effect to the April 2026 Share Consolidation but before giving effect to the September 2026 Share Consolidation. Such shares were equivalent to approximately 1,262,275 ordinary shares after giving effect to the September 2026 Share Consolidation.

Share information presented in the accompanying unaudited condensed consolidated balance sheets reflects the April 2026 Share Consolidation but has not been retrospectively adjusted to reflect the September 2026 Share Consolidation. Earnings (loss) per share and the weighted-average number of ordinary shares used in calculating basic and diluted earnings (loss) per share have been retrospectively adjusted for all periods presented to reflect both the April 2026 Share Consolidation and the September 2026 Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2025	2026	2026
		RMB	RMB	US$
Net revenues
Product sales		13,899	13,470	1,985
Sourcing services		2,812	-	-
Battery-swapping services		1,018	1,325	196
Total net revenues		17,729	14,795	2,181
Cost of revenues		(9,338)	(11,168)	(1,646)
Gross profit		8,391	3,627	535

Operating expenses:
Sales and marketing expenses		(1,767)	(1,069)	(158)
General and administrative expenses		(24,571)	(64,242)	(9,468)
Research and development expenses		(3,416)	(3,264)	(481)
Reversal/(Accrual) of expected credit losses		3,903	(15,220)	(2,243)
Total operating expenses		(25,851)	(83,795)	(12,350)
Operating loss		(17,460)	(80,168)	(11,815)
Interest income		16	1,360	200
Interest expenses		(248)	(9,016)	(1,329)
Other income		3,917	1,019	150
Other expenses		(13,301)	(10,800)	(1,592)
Loss before income taxes		(27,076)	(97,605)	(14,386)
Income tax expense	18	(326)	-	-
Net loss		(27,402)	(97,605)	(14,386)
Less: Net loss attributable to non-controlling interests		(5,402)	(22,102)	(3,257)
Net loss attributable to the Company’s shareholders		(22,000)	(75,503)	(11,129)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	20	(1,157.27)	(150.11)	(22.13)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted		19,010	502,968	502,968

Net loss		(27,402)	(97,605)	(14,386)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		-	(7,143)	(1,053)
Comprehensive loss		(27,402)	(104,748)	(15,439)

*

On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis.

On April 1, 2026, the Company effected a 1-for-10 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “April 2026 Share Consolidation”), pursuant to which every ten Class A ordinary shares with a par value of US$0.00001 each were consolidated into one Class A ordinary share with a par value of US$0.0001, and every ten Class B ordinary shares with a par value of US$0.00001 each were consolidated into one Class B ordinary share with a par value of US$0.0001, without any action on the part of the shareholders. Immediately following the April 2026 Share Consolidation, the Company’s authorized share capital consisted of 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising (i) 399,941,181.2 Class A ordinary shares and (ii) 100,058,818.8 Class B ordinary shares.

On September 9, 2026, subsequent to June 30, 2026 but before the issuance of these unaudited condensed consolidated financial statements, the Company effected a further 1-for-20 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “September 2026 Share Consolidation”), pursuant to which every twenty Class A ordinary shares with a par value of US$0.0001 each were consolidated into one Class A ordinary share with a par value of US$0.002, and every twenty Class B ordinary shares with a par value of US$0.0001 each were consolidated into one Class B ordinary share with a par value of US$0.002. Immediately following the September 2026 Share Consolidation, the Company’s authorized share capital was US$50,000 divided into (i) 19,997,059.06 Class A ordinary shares with a par value of US$0.002 each and (ii) 5,002,940.94 Class B ordinary shares with a par value of US$0.002 each.

During the six months ended June 30, 2026, the Company issued an aggregate of 25,245,498 ordinary shares on a basis giving effect to the April 2026 Share Consolidation but before giving effect to the September 2026 Share Consolidation. Such shares were equivalent to approximately 1,262,275 ordinary shares after giving effect to the September 2026 Share Consolidation.

Share information presented in the accompanying unaudited condensed consolidated balance sheets reflects the April 2026 Share Consolidation but has not been retrospectively adjusted to reflect the September 2026 Share Consolidation. Earnings (loss) per share and the weighted-average number of ordinary shares used in calculating basic and diluted earnings (loss) per share have been retrospectively adjusted for all periods presented to reflect both the April 2026 Share Consolidation and the September 2026 Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Translation	Total U POWER LIMITED shareholders’	Non- controlling	Total
	Shares *	Amount	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024 in RMB	2,790,000	-	588,188	-	512,568	(221,098)	-	291,470	29,510	320,980
Consolidated net loss						(22,000)		(22,000)	(5,402)	(27,402)
Issuance of ordinary shares	1,041,668				33,395			33,395		33,395
Balance as of June 30, 2025 in RMB	3,831,668		588,188		545,963	(243,098)		302,865	24,108	326,973
Balance as of June 30, 2025 in US$	3,831,668		588,188		76,213	(33,935)		42,278	3,365	45,643

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Translation	Total U POWER LIMITED shareholders’	Non- controlling	Total
	Shares *	Amount	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2025 in RMB	438,330		58,819		565,069	(289,818)	(4,231)	271,020	17,752	288,772
Consolidated net loss						(75,503)		(75,503)	(22,102)	(97,605)
Public offering of ordinary shares and warrants	6,404,736				19,018			19,018		19,018
Issuance of Class A ordinary shares	18,840,762				193,764			193,764		193,764
Other comprehensive income							(7,143)	(7,143)		(7,143)
Balance as of June 30, 2026 in RMB	25,683,828		58,819		777,851	(365,321)	(11,374)	401,156	(4,350)	396,806
Balance as of June 30, 2026 in US$					114,641	(53,842)	(1,676)	59,123	(641)	58,482

*

On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis.

On April 1, 2026, the Company effected a 1-for-10 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “April 2026 Share Consolidation”), pursuant to which every ten Class A ordinary shares with a par value of US$0.00001 each were consolidated into one Class A ordinary share with a par value of US$0.0001, and every ten Class B ordinary shares with a par value of US$0.00001 each were consolidated into one Class B ordinary share with a par value of US$0.0001, without any action on the part of the shareholders. Immediately following the April 2026 Share Consolidation, the Company’s authorized share capital consisted of 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising (i) 399,941,181.2 Class A ordinary shares and (ii) 100,058,818.8 Class B ordinary shares.

On September 9, 2026, subsequent to June 30, 2026 but before the issuance of these unaudited condensed consolidated financial statements, the Company effected a further 1-for-20 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “September 2026 Share Consolidation”), pursuant to which every twenty Class A ordinary shares with a par value of US$0.0001 each were consolidated into one Class A ordinary share with a par value of US$0.002, and every twenty Class B ordinary shares with a par value of US$0.0001 each were consolidated into one Class B ordinary share with a par value of US$0.002. Immediately following the September 2026 Share Consolidation, the Company’s authorized share capital was US$50,000 divided into (i) 19,997,059.06 Class A ordinary shares with a par value of US$0.002 each and (ii) 5,002,940.94 Class B ordinary shares with a par value of US$0.002 each.

During the six months ended June 30, 2026, the Company issued an aggregate of 25,245,498 ordinary shares on a basis giving effect to the April 2026 Share Consolidation but before giving effect to the September 2026 Share Consolidation. Such shares were equivalent to approximately 1,262,275 ordinary shares after giving effect to the September 2026 Share Consolidation.

Share information presented in the accompanying unaudited condensed consolidated balance sheets reflects the April 2026 Share Consolidation but has not been retrospectively adjusted to reflect the September 2026 Share Consolidation. Earnings (loss) per share and the weighted-average number of ordinary shares used in calculating basic and diluted earnings (loss) per share have been retrospectively adjusted for all periods presented to reflect both the April 2026 Share Consolidation and the September 2026 Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(27,402)	(97,605)	(14,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property, plant and equipment	-	7,329	1,080
Depreciation and amortization	1,618	1,616	238
Amortization of right-of-use assets	4,203	3,034	447
Allowance for expected credit losses	(3,903)	15,220	2,243
Interest income from loans		(1,357)	(200)
Loss on impairment of inventory	(12)	12	2

Changes in operating assets and liabilities:
Accounts receivables	(7,988)	1,373	202
Inventories	(3,097)	1,682	248
Advance to suppliers	3,538	(31,318)	(4,616)
Other current assets	(4,617)	(95,049)	(14,007)
Amount due from related parties	(3,408)	-	-
Accounts payables	2,922	863	127
Accrued expenses and other payables	1,056	141	21
Income tax payables	326	(8)	(1)
Advance from customers	613	5,196	766
Amount due to related parties	(719)	(2,074)	(306)
Operating lease liabilities	(2,064)	(1,117)	(165)
Commitments and contingent liabilities	3,000	-	-
Net cash used in operating activities	(35,934)	(192,062)	(28,307)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(94)	-	-
Loans received from third parties	20,163	-	-
Loans provided to and repayments of loans from related parties	(20,001)	(1,091)	(161)
Repayments of loan to related parties	-	59,760	8,808
Purchases of long-term investments	-	(50,000)	(7,369)
Net cash provided by investing activities	68	8,669	1,278

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	33,395	207,232	30,542
Proceeds from short-term bank borrowing	2,000	14,494	2,136
Repayments of long-term bank borrowing	(700)	(2,600)	(383)
Repayments of loan payable	(2,114)	-	-
Net cash provided by financing activities	32,581	219,126	32,295

Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,285)	35,733	5,266
Effects of exchange rate changes	1,608	(2,812)	(414)
Cash and cash equivalents and restricted cash at beginning of year	24,674	22,294	3,286
Cash and cash equivalents and restricted cash at end of period	22,997	55,215	8,138

Supplemental disclosures cash flow information
Interest payment	502	221	33
Income tax payment	-	5	1

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

(a) Nature of operations

U POWER LIMITED (the “Company”) was incorporated in the Cayman Islands on June 17, 2021, under the Companies Act (As Revised) of the Cayman Islands as an exempted company with limited liability. Anhui Yousheng New Energy Technology Group Co., Ltd. (“AHYS”, formerly known as “Shanghai Yousheng New Energy Technology Group Co. Ltd.”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on May 16, 2013. AHYS, together with its subsidiaries (collectively, the “Operating Entities”) are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufacturing and sales; 3) battery swapping services; and 4) sourcing services (collectively, “Principal Business”).

(b) Reorganization

In preparation of its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Operating Entities. On June 30, 2021, and January 5, 2022, the Company incorporated two wholly-owned subsidiaries, Youcang Limited (“Youcang”) and U Robur Limited (“U Robur BVI”) in British Virgin Islands, respectively. On July 19, 2021, Youcang incorporated a wholly-owned subsidiary, Energy U Limited (“Energy U”) in Hong Kong. On January 24, 2022, U Robur BVI incorporated a wholly-owned subsidiary, U Robur Limited, in Hong Kong (“U Robur HK”). On January 27, 2022, Energy U incorporated a wholly-owned subsidiary, Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”) in the PRC.

On July 8, 2022, the Company, through WFOE, entered into an equity purchase agreement with AHYS and its then shareholders, through which the Company has become the ultimate primary beneficiary of AHYS. As all the entities involved in the process of the Reorganization are under common ownership of AHYS’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	54.37%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	70%	Provision of battery swapping stations sales and battery swapping services and two-wheeled vehicle battery-swapping services
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
U SWAP CO LTD(“U SWAP”)	June 13, 2024	Thailand	85%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Greendrive Tech Co., Ltd (“Greendrive”)	March 5, 2025	Thailand	70.0%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Younengke New Energy Technology Co., Ltd (“SH Younengke”)	July 11, 2025	PRC	70%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youxu New Energy Technology (Jilin) Co., Ltd.	January 22, 2026	PRC	70%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
U Robur Limited	October 24, 2023	Hong Kong	76%	Provision of battery swapping stations and supporting facilities trading
Hydro Data Ltd.(HK)	May 20, 2026	Hong Kong	61.24%	Provision of battery swapping stations and supporting facilities trading
Power Swap Co LTD (TH)	March 5, 2026	Thailand	99%	Provision of battery swapping stations and supporting facilities trading

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 2,416,667 ordinary shares with a par value of US$0.0000001 each (not giving effect to the 1-for-100 share consolidation effected on March 31, 2024, the 1-for-10 share consolidation effected on April 1, 2026 and the 1-for-20 share consolidation effected on September 9, 2026) with net proceeds from the IPO of approximately US$13,000,000.

(d) Consolidations of Ordinary Shares

On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis.

On April 1, 2026, the Company effected a 1-for-10 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “April 2026 Share Consolidation”), pursuant to which every ten Class A ordinary shares with a par value of US$0.00001 each were consolidated into one Class A ordinary share with a par value of US$0.0001, and every ten Class B ordinary shares with a par value of US$0.00001 each were consolidated into one Class B ordinary share with a par value of US$0.0001, without any action on the part of the shareholders. Immediately following the April 2026 Share Consolidation, the Company’s authorized share capital consisted of 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising (i) 399,941,181.2 Class A ordinary shares and (ii) 100,058,818.8 Class B ordinary shares.

On September 9, 2026, subsequent to June 30, 2026 but before the issuance of these unaudited condensed consolidated financial statements, the Company effected a further 1-for-20 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “September 2026 Share Consolidation”), pursuant to which every twenty Class A ordinary shares with a par value of US$0.0001 each were consolidated into one Class A ordinary share with a par value of US$0.002, and every twenty Class B ordinary shares with a par value of US$0.0001 each were consolidated into one Class B ordinary share with a par value of US$0.002. Immediately following the September 2026 Share Consolidation, the Company’s authorized share capital was US$50,000 divided into (i) 19,997,059.06 Class A ordinary shares with a par value of US$0.002 each and (ii) 5,002,940.94 Class B ordinary shares with a par value of US$0.002 each.

During the six months ended June 30, 2026, the Company issued an aggregate of 25,245,498 ordinary shares on a basis giving effect to the April 2026 Share Consolidation but before giving effect to the September 2026 Share Consolidation. Such shares were equivalent to approximately 1,262,275 ordinary shares after giving effect to the September 2026 Share Consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, allowance for expected credit loss, the useful lives of property, plant and equipment and intangible assets, contingent liabilities and valuation allowance for deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands and Thailand is the U.S. dollar (“US$”). The functional currency of the Company’s subsidiaries which incorporated in Hong Kong is Hong Kong Dollar (“HK$”). The functional currency of the Company’s subsidiaries which incorporated in PRC is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss. The Group recognized other comprehensive loss of nil and RMB7,143 (US$1,053) for the six months ended June 30, 2025 and 2026, respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB6.7851, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026 or at any other rate.

(f) Non-controlling interest

For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of operations includes the net loss or income attributable to non-controlling interests. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations to distinguish the interests from that of the Company.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(h) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(i) Allowance for expected credit loss

Accounts receivable, advance to suppliers and other current assets are recognized at original invoiced amount. The Group measures all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group reviews the accounts receivable, advance to suppliers and other current assets periodically, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, the Group recognized a reversal of RMB3,903 of allowance for expected credit loss for the six months ended June 30, 2025 and recognized RMB15,220 (US$2,243) of allowance for expected credit loss for the six months ended June 30, 2026.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. There was nil and RMB12 (US$ 2) of inventory impairment recognized for the six months ended June 30, 2025 and 2026, respectively.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Within the property, plant and equipment, the value for construction in process is included within the manufacturing equipment.

Category	Estimated useful life
Leasehold improvements	1-3 years
Manufacturing equipment	3 – 10 years
Computer and electronic equipment	3 – 5 years
Office equipment	2 – 4 years
Motor vehicles	3 – 4 years

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, software and right-of-use assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil of impairment on fixed assets for the six months ended June 30, 2025 and 2026.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized nil impairment on long-term investments for the six months ended June 30, 2025 and 2026.

(o) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of June 30, 2026 and December 31, 2025, the carrying values of these financial instruments were approximated to their fair values.

(p) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group recognized revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Group performs; or

(iii)	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following table sets forth a breakdown of the Group’s revenues, in absolute amounts and percentages of total revenues for the years presented,

	For the Six Months Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	（Unaudited）
Sourcing services	2,812	15.9	-	-	-
Product sales	13,899	78.4	13,470	1,985	91.0
Battery-swapping services	1,018	5.7	39	6	0.3
Two-wheeled vehicle battery-swapping services	-	-	1,286	190	8.7
Total revenues	17,729	100.0	14,795	2,181	100.0

Sourcing services

The Group generates revenue from the vehicle sourcing business and battery sourcing business.

With respect to the battery sourcing business, the Group acts as a principal, as it is able to exercise full control over the relevant risks and benefits throughout the course of the business. This is evidenced by the Group’s ability to determine the selling price, its right to recall the product and to terminate the transaction, and its obligation to bear the risk of damage and loss prior to delivery of the battery to the customer. Revenues from the battery sourcing business are recognized on a gross basis at a point in time when control of the battery pack is transferred to the customer.

With respect to the vehicle sourcing business, the Group charges service fees to its customers in connection with their purchase of vehicles. The Group generally acts as an agent, and its performance obligation is to procure the specified vehicles on behalf of its customers. The Group charges customers a commission calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the Group’s performance obligation is satisfied, i.e., when the specified vehicle has been delivered to the Group’s customer. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the advance receipt from customers is offset against the prepayment to the supplier, and the difference representing the commission is recognized as revenue.

Product sales

The Group generates revenues from sales of battery swapping stations. The Group identifies the users who purchase battery swapping stations as its customers. Revenue from battery swapping station sales is recognized at a point in time when control of the product is transferred to the customer.

Battery swapping services

The Group also generates revenues from providing battery-swapping services to vehicle drivers and station control system upgrading services to battery-swapping station owners. The Group identifies (i) vehicle drivers who require battery-swapping services and (ii) owners of battery-swapping stations previously sold by the Group who require station control system upgrading services, as its customers.

The Group charges battery-swapping service fees to its customers based on vehicle miles traveled. As the swapped battery is typically used immediately following payment by the customer for driving purposes and the power consumption of vehicles is rapid, the Group considers the time interval between the receipt of advance payment from customers and the utilization of the swapped battery to be insignificant. Revenue generated from battery-swapping services to vehicle drivers is recognized at a point in time when the Group receives payment from the vehicle driver.

Revenue generated from station control system upgrading services is recognized over time on a straight-line basis.

Two-wheeled vehicle battery-swapping services

By providing battery swap cabinets, two-wheeled vehicle drivers are able to perform self-service battery swaps. The Group charges the drivers a fee, which is recognized as revenue from battery rental.

The Group charges battery-swapping service fees to its customers based on the duration of battery use. Revenue from two-wheeled vehicle battery-swapping services is recognized over time.

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including salaries, performance-based bonuses, and other benefits; (ii) travel costs related to the sales and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses relating to sales and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs of RMB 32 (US$5) as incurred and classifies these costs under sales and marketing expenses.

(s) Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with the research and development organization. The Group’s research and development expenses relate to enhancing and developing UOTTA technology for its existing products and new product development. The Group expenses research and development costs as incurred.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities. Such expenses also include depreciation and amortization of fixed assets not used in research and development activities, legal and other professional services fees, rental expenses and other general corporate-related expenses.

(u) Employee benefits

Full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(v) Government grants

The Group’s PRC-based subsidiaries receive government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are subsidies for which the local government has not specified a designated purpose and which are not contingent upon any future performance conditions or activities of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group, and the amounts are not subject to refund under any circumstances. The Group records specific-purpose subsidies as advances payable upon receipt. Upon government acceptance of the related project development or asset acquisition, specific-purpose subsidies are recognized as a reduction of the related research and development expenses or the cost of the relevant asset acquisition. Other subsidies are recognized as other operating income upon receipt, as no further performance by the Group is required.

(w) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of, the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the Group’s ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trends of profits expected to be reflected within the industry.

Value Added Tax

Revenue represents the invoiced value of goods and services, net of value added tax (“VAT”). The VAT is based on the gross sales price, with VAT rates of 6% and 13%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Uncertain Tax Positions

The Group applies the provisions of ASC Topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes in or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances and new information may require the Group to adjust the recognition and measurement of estimates with regard to individual tax positions. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(x) Comprehensive loss

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was nil and RMB7,143 (US$1,053) other comprehensive loss for the six months ended June 30, 2025 and 2026, respectively.

(y) Leases

The Group accounts for leases under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2025 and 2026. The Group recorded a loss on lease termination of right-of-use assets of nil for the six months ended June 30, 2025 and 2026.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2025 and June 30, 2026.

(z) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, shall be disclosed.

The Group recognized no commitments or contingencies for the six months ended June 30, 2025 and 2026.

(aa) Segment reporting

ASC 280, Segment Reporting (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole. Accordingly, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent adopted standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which requires the measurement of all allowances for expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11, and ASU No. 2020-02 to provide additional guidance on the credit losses standard, which deferred the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

(ac) Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2023-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value, and that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in the financial statements, unless it is impracticable. This update is effective for the Group’s fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a material impact on its consolidated financial statements.

3. LIQUIDITY

For the six months ended June 30, 2026, the Group reported a net loss of RMB97,605 (US$14,386), negative operating cash flows of RMB192,062 (US$28,307), net current assets of RMB123,319 (US$18,176), and an accumulated deficit of RMB365,321 (US$53,842). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash generated from operating activities and commercial bank loans, together with the net proceeds from the 2026 follow-on offering, have been utilized to meet the Group’s working capital requirements.

As of December 31, 2025 and June 30, 2026, the Group’s cash and cash equivalents were RMB22,294 and RMB55,215 (US$8,138), respectively, and the Group’s restricted cash was RMB343 and RMB347 (US$51), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt regarding its ability to continue as a going concern is alleviated based on the proceeds received from investors and the anticipated increase in cash generated from operations. The Group has also received financial support commitments from the Company’s key management personnel to enable the Group to meet its other liabilities and commitments. The Group received an additional capital injection of RMB207,232 (US$30,542). The Group believes its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flows from operations will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group will use for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund such plans.

Management believes that the Group will continue as a going concern for the 12 months following the date on which the Group’s interim consolidated financial statements for the six months ended June 30, 2026 are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

4. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, political or social disruption, or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(b) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage its interest rate risk exposure during the periods presented.

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and June 30, 2026, approximately RMB20,415 and RMB31,408 (US$4,629), respectively, were deposited with financial institutions located in the PRC, where there is a RMB5,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

The Group is also exposed to risk from its accounts receivable and other receivables. These assets are subject to credit evaluations. An allowance has been made for estimated irrecoverable amounts, which have been determined by reference to past default experience and the current economic environment.

(d) Currency convertibility risk

Substantially all of the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for expected credit losses consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Accounts receivable	25,146	23,773	3,503
Less: allowance for expected credit losses	(2,948)	(2,948)	(434)
	22,198	20,825	3,069

As of December 31, 2025 and June 30, 2026, all accounts receivable were due from third-party customers. Allowance for expected credit losses of RMB6 and nil were recognized for the six months ended June 30, 2025 and 2026, respectively.

The movement of the allowance for expected credit losses was as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
At the beginning of the year	(1,601)	(2,948)	(434)
Additions	(1,347)	-	-
At the end of the period	(2,948)	(2,948)	(434)

6. INVENTORY

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Raw materials	5,967	5,097	751
Low value consumables	34	5	1
Finished goods	6,290	5,507	812
Less: inventory impairment	-	(12)	(2)
	12,291	10,597	1,562

The Group recognized nil and RMB12 (US$2) of inventory impairment for the six months ended June 30, 2025 and 2026, respectively.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Advance to suppliers	20,677	51,994	7,663
Less: Allowance for expected credit losses	(9,343)	(9,490)	(1,399)
	11,334	42,504	6,264

For the year ended December 31, 2025 and the six months ended June 30, 2026, the balance of advance to suppliers mainly represented prepayments in relation to the purchase of 30 vehicles from SAIC HONGYAN AUTOMOTIVE CO., LTD and the purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Balance at beginning of the period	(8,323)	(9,343)	(1,377)
Additional allowance for expected credit losses	(1,020)	(147)	(22)
Balance at the end of the period	(9,343)	(9,490)	(1,399)

8. OTHER CURRENT ASSETS AND NON-CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Value-added tax recoverable	9,059	8,499	1,253
Loans to third parties (i)	20,345	20,493	3,020
Prepayments	-	87,571	12,906
Deposits	2,600	2,689	396
Staff advances	550	1,234	182
Others	1,977	6,122	903
Less: Allowance for expected credit losses	(16,568)	(31,641)	(4,663)
	17,963	94,967	13,997

(i)

In January 2023, LY New Energy, Youpin, Youxu Zibo and HN Youxu, respectively, entered into one-year loan agreements, renewed annually, with Shanghai Huazhen Construction Engineering Co., Ltd. (“SH Huazhen”), pursuant to which LY New Energy, Youpin, Youxu Zibo and HN Youxu were entitled to lend a total loan amount of RMB12,560 (US$1,769) on an interest-free basis for the working capital needs of SH Huazhen. As of June 30, 2026, the outstanding balance has been fully provided for impairment.

In December 2023, Youguan Financial Leasing entered into one-year loan agreements with Cao Yue, Gong Hua and He Guangquan for revolving loan quotas, each in the amount of RMB2.4 million, pursuant to which Youguan Financial Leasing was entitled to lend a total loan amount of RMB7.2 million on an interest-free basis. As of June 30, 2026, the outstanding balance has been fully provided for impairment.

An analysis of the doubtful accounts was as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Balance at beginning of the period	(6,337)	(16,568)	(2,442)
Additional (allowance)/reversal for doubtful accounts	(10,231)	(15,073)	(2,221)
Balance at the end of the period	(16,568)	(31,641)	(4,663)

Other non-current assets consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)

Investment receivable (ii)	-	50,000	7,369
Loans to third parties (iii)	78,926	81,420	12,000
	78,926	131,420	19,369

(ii)

On April 21, 2026, the Company entered into an investment agreement with Hainan Manduohuizhi Investment Co., Ltd. (the “Target Company”) to make a capital contribution of RMB50,000 (US$7,369) in cash by way of a capital increase. As the Target Company failed to complete the required industrial and commercial registration change on a timely basis, the Company has decided to withdraw from the investment and is currently in negotiations with the Target Company regarding the withdrawal. As of June 30, 2026, the agreement had not been formally terminated.

As of June 30, 2026, the RMB50,000 (US$7,369) paid under the investment agreement is recorded as investment receivable, which is classified as current. Management assessed the recoverability of the investment receivable and determined that no impairment provision was required.

(iii)

On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company agreed to provide a loan of $5,000 to Worthy Credit bearing an interest rate of 2% per annum. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in HK. As a result, the Company expects to promote its sourcing services, product sales, and battery-swapping services in the HK area. As of June 30, 2026, the loan had not yet been disbursed to any customers, as the Company’s vehicle product remains at the certification stage and no contracts have been entered into with any dealers or purchasers of battery swapping stations.

In April 2023, the Group entered into a cooperation agreement with Richness Fortune Credit (HK) Company Limited (“Richness”), whereby the Group agreed to provide a $6,000 loan to facilitate Richness’ identification of potential investment targets. However, due to persistent weakness in the primary investment market, the investment opportunities presented by Richness failed to meet management’s expectations, resulting in the funds remaining unutilized. Subsequently, in 2024, the Group and Richness executed an amendment agreement that:

extends the cooperation term through December 2028 and implements an annual interest charge of $300. During the six months ended June 30, 2026, the Company recognized interest of RMB1,357 (US$200).

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Leasehold improvements	549	549	81
Computer and network equipment	2,485	2,624	387
Manufacturing equipment	14,111	3,445	508
Office equipment	334	356	52
Motor vehicles	4,446	2,732	403
Construction in process	105	-	-
	22,030	9,706	1,431
Less: Impairment loss	(1,896)	(1,896)	(279)
Less: Accumulated depreciation	(11,597)	(5,211)	(769)
	8,537	2,599	383

For the six months ended June 30, 2025 and 2026, the Group recorded depreciation expenses of RMB1,583 and RMB1,308 (US$193), respectively. There is RMB1,896 of impairment of property, plant and equipment recognized as of December 31, 2025 and June 30, 2026, respectively. The loss of impairment was due to the permanent withdrawal of a production line made in 2023.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Total	Total
	RMB	RMB	US$
Net balance as of December 31, 2025	62	62	9
Amortization expense	33	33	5
Net balance as of June 30, 2026	29	29	4

The intangible assets are amortized using the straight-line method, reflecting the Group’s best estimate of the pattern in which the economic benefits of these assets are consumed over their respective estimated useful lives of three to five years.

Amortization expenses for intangible assets were RMB35 and RMB33 (US$5) for the six months ended June 30, 2025 and 2026, respectively. No impairment charge was recorded for either of the six-month periods ended June 30, 2025 and 2026.

The estimated annual amortization expenses for intangible assets for each of the next five years are as follows:

	RMB	US$
2026 (July – December)	29	4
2027	-	-
	29	4

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	109,133	109,133	16,085
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	2,858	2,858	421
MATSON (HONG KONG) (iii)	21,009	21,124	3,113
UNEX EV B.V. (iv)	737	709	104
S.U SWAP CO., LTD (v)	205	198	29
Less: impairment on equity investments	-	-	-
	133,942	134,022	19,752

(i)

In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), pursuant to which the Group agreed to purchase a limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, entitling the Group to an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased its total partnership capital to RMB111,200 and returned RMB10,000 to the Group, as a result of which the Group’s aggregate interest was subsequently diluted to 98.9%. In October 2023, the Group made an additional capital contribution of RMB10,000 to Zibo Hengxin Investment Partnership, and the Group thereafter held an aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of June 30, 2026.

(ii)

In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital contributions of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% in Huzhou Zheyou as of June 30, 2026.

(iii)

On February 6, 2024, the Company and Zeng Lingzhi, the sole legal and beneficial owner of MATSON (HONG KONG) (“Matson”), a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company agreed to acquire from Matson 3,560 ordinary shares (the “Matson Shares”), which were to be issued and allotted by Matson to the Company and would represent 26.25% of Matson’s total equity shares (the “Acquisition”). In exchange for the Matson Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company.

(iv)	The Group entered into an agreement to invest in UNEX EV B.V. and injected capital of US$105 in July 2024. The Group held an equity interest of 9% of UNEX EV B.V. as of June 30, 2026.

(v)	The Group entered into an agreement to invest in S.U SWAP CO., LTD and injected capital of RMB205 in December 2025. The Group held an equity interest of 10.2% of S.U SWAP CO., LTD as of June 30, 2026.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently, in August 2023, the Company entered into a term sheet contemplating an investment in SH Lingneng’s equity interest (the “Transaction”). The final terms and arrangements of the Transaction were to be set forth in a Share Purchase Agreement (“SPA”), a Shareholders’ Agreement (“SHA”), a Memorandum of Association (“MA”), and other documents associated with the Transaction. As of December 31, 2022, the balance of the refundable deposit for investment was RMB80,183. The Company recovered RMB7,409 of the refundable investment funds in 2023, and the balance of the refundable deposit for investment was RMB72,774 (US$10,250) as of December 31, 2023. On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one-third of the total amount per annum over the following three years. As of June 30, 2026, the Company had fully recovered the refundable deposit for investment, and no balance remained outstanding.

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Short-term bank borrowing(i)	13,172	30,866	4,549
Long-term bank borrowing, current portion(ii)	5,800	-	-
	18,972	30,866	4,549

(i)

During the six months ended June 30, 2026, Shanghai Youxu fully repaid the aggregate short-term bank borrowings of RMB2,000 originally obtained in 2025. Shanghai Youxu also entered into new one-year short-term bank loans of RMB2,000 on February 21, 2026, carrying an annual interest rate of 3.10%. On June 15, 2026, the Company entered into a working capital loan contract with Qishang Bank Co., Ltd. (Luzhong Sub-branch) for a loan facility of RMB5,200 with a term of 12 months.

On January 26, 2026, Uswap Co., Ltd., a subsidiary of the Company, entered into a loan agreement with Advance Finance Public Company Limited for a revolving term loan facility of RMB14,494, bearing interest at the lender’s MLR minus 1.5% per annum, repayable by December 31, 2026.

(ii)

During the six months ended June 30, 2026, Youxu Zibo repaid RMB600 of its bank borrowings from Qishang Bank. The remaining balance has been refinanced under the working capital loan contract referenced above.

Institution	Due date	Interest Rate	Outstanding Balance
China Construction Bank	2027/2/16	3.95%	11,172
Qishang Bank	2027/6/24	6.87%	5,200
Advance Finance	2026/12/31	8.00%	14,494

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Payroll and welfare payables	9,460	10,606	1,563
Loans from third parties	2,177	1,032	152
Customer deposit	367	376	55
Litigation and settlement(i)	16,958	21,857	3,221
Accrued expenses	393	505	74
Others	560	335	51
	29,915	34,711	5,116

(i)	With respect to litigation and settlement matters, please refer to Note 21, “COMMITMENTS AND CONTINGENCIES.”

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in the PRC. The Company does not have any finance leases for the six months ended June 30, 2025 or for the six months ended June 30, 2026. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of December 31, 2025 and June 30, 2026 was as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Operating lease right-of-use assets, net	9,873	6,839	1,008
Operating lease liabilities, current	1,247	1,070	158
Operating lease liabilities, non-current	2,362	1,422	210
Weighted average remaining lease terms	2.37 years	2.71 years	2.71 years
Weighted average discount rate	4.62%	4.60%	4.60%

A summary of future lease payments under operating leases as of June 30, 2026 was as follows:

As of June 30, 2026
RMB
(Unaudited)
FY2026	607
FY2027	1,214
FY2028	517
FY2029	73
FY2030	73
FY2031	73
FY2032	73
FY2033	73
FY2034	73
FY2035	73
FY2036	31
Total future lease payments	2,880
less: imputed interest	(388)
Present value of future lease payments	2,492

16. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group are listed below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commercial Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”)	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Financial Leasing Co., Ltd. (“Nanmu”)	An affiliate of Jia Li
Ke Li	Supervisor of Youpin Automobile Service Group Co. Ltd

(a) Amounts due from related parties

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Nanmu (Shanghai) Financial Leasing Co., Ltd. (1)	60,244	1,552	229
Huzhou Zheyou New Energy Sales Co., Ltd.	30	-	-
	60,274	1,552	229

(1)	Amounts due from Nanmu (Shanghai) Financial Leasing Co., Ltd. (“Nanmu”) represent an investment deposit with Nanmu. As of the date of this report, Nanmu had returned RMB58,692 (US$8,650) of the relevant investment deposit.

(b) Amounts due to related parties

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
(Unaudited)
UNEX EV(1)	1,037	-	-
	1,037	-	-

(1)	Amounts due to UNEX EV represent loans extended to Energy U Limited for its operational purposes.

(c) Related Party Transactions

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)
Loans to Nanmu (Shanghai) Financial Leasing Co., Ltd.	20,001	(58,692)	(8,650)
Cash Advance to Jia Li	3,749	-	-
Cash Advance to Ke Li	(118)	-	-
Repayment of loans to Shanghai Youcang	(100)	-	-
Cash Advance to Bingyi Zhao	(123)	-	-
Deposit to Huzhou Zheyou	-	(30)	(4)
Repayment of loans from Ke Li	(3,000)	-	-
Loans from Jia Li	924	-	-
Repayment of loans from Bingyi Zhao	(4)	-	-
Loans/(Repayment of loans) from UNEX EV	1,361	(1,037)	(153)
Capital contribution from Jia Li(2)	-	20,355	3,000

(2)	On April 27, 2026, Mr. Jia Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors, entered into a subscription agreement with the Company to purchase 1,829,269 Class A ordinary shares at a price of US$1.64 per share, for an aggregate consideration of approximately US$3.0 million. The transaction was completed on May 6, 2026, and was reviewed and approved by the Company’s Audit Committee.

17. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, and pension benefits, through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues such contributions based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB 1,292 and RMB 1,279 (US$189) for the six months ended June 30, 2025 and 2026, respectively.

18. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Cayman Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and the Company is therefore not subject to tax on income or capital gains arising in the Cayman Islands.

British Virgin Islands

Subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2,000,000 of profits earned by a company is taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as the Group had no assessable profit for the six months ended June 30, 2025 and 2026.

Thailand

Subsidiaries in Thailand are subject to corporate income tax on taxable profits earned in Thailand. The standard corporate income tax rate is 20%. For small and medium enterprises (“SMEs”), a progressive tax rate applies: profits not exceeding 300,000 Thai Baht are exempt from tax; profits between 300,001 and 3,000,000 Thai Baht are taxed at 15%; and profits exceeding 3,000,000 Thai Baht are taxed at 20%.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on taxable income in accordance with the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business operations, personnel, accounting, and properties of an enterprise.

As of June 30, 2026, the administrative guidance and practice associated with interpreting and applying the concept of “place of effective management” remains unclear. If the Company is deemed to be a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, provided that any dividend it receives from another PRC tax resident company will be exempt from PRC income tax. The Company will continue to monitor developments in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)
Non-PRC	(4,143)	(43,754)	(6,449)
PRC	(22,933)	(53,851)	(7,937)
	(27,076)	(97,605)	(14,386)

The following table presents the composition of income tax expense for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)
Current income tax expense	326	-	-
	326	-	-

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
		(Unaudited)
Loss before provision for income taxes	(27,076)	(97,605)	(14,386)
Income tax benefit computed at the applicable statutory tax rate of 25%	(6,769)	(24,401)	(3,596)
The effect of different tax rates	111	2,128	314
Change in valuation allowance	6,984	22,273	3,283
Income tax expense	326	-	-

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
		(Unaudited)
Deferred tax assets:
Current and prior year tax losses	69,010	89,521	13,194
Allowance for credit loss	230	1,992	294
Total deferred tax assets	69,240	91,513	13,487
Less: valuation allowance	(69,240)	(91,513)	(13,487)
Deferred tax assets, net	-	-	-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, excluding reversing deductible temporary differences and tax loss carryforwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

As of December 31, 2025 and June 30, 2026, valuation allowances were primarily provided against deferred tax assets arising from net operating losses carried forward in entities where it was determined that it was more likely than not that the benefits of the deferred tax assets would not be realized due to their recurring losses.

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

As of June 30, 2026, net operating tax loss carryforwards in the PRC are expected to expire as follows:

	As of June 30, 2026
	RMB	US$
2026	11,465	1,690
2027	39,695	5,850
2028	26,870	3,960
2029	62,872	9,267
2030	111,121	16,377
	252,023	37,144

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of operations for the periods ended June 30, 2025 and 2026, respectively.

19. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves; namely, a general reserve fund, an enterprise expansion fund, and a staff welfare and bonus fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts and are included in retained earnings in the equity section of the consolidated balance sheets. A wholly foreign-owned enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the six months ended June 30, 2025 and 2026, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC may only make distributions out of distributable profits reported in accordance with PRC accounting standards, such entities are restricted from transferring a portion of their net assets to the Company. The restricted amounts comprise the paid-in capital and additional paid-in capital of the Group’s PRC entities. The aggregate amount of paid-in capital and additional paid-in capital, representing the net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB503,997 and RMB822,951 (US$121,288) as of December 31, 2025 and June 30, 2026, respectively.

20. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)
Numerator:
Net loss	(27,402)	(97,605)	(14,386)
Less: net loss attributable to non-controlling interest	(5,402)	(22,102)	(3,257)
Net loss attributable to the Company’s ordinary shareholders	(22,000)	(75,503)	(11,129)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share (i)	19,010	502,968	502,968

Basic and diluted earnings per share:	(1,157.27)	(150.11)	(22.13)

(i)	During 2026, the Company completed two share consolidations (reverse splits) of its ordinary shares: (1) a 1-for-10 share consolidation of both Class A and Class B ordinary shares effective April 1, 2026; and (2) a 1-for-20 share consolidation of both Class A and Class B ordinary shares effective September 9, 2026. In accordance with ASC 260, earnings (loss) per share and the weighted-average number of ordinary shares used in calculating basic and diluted earnings (loss) per share have been retrospectively restated for all periods presented to reflect the effect of both share consolidations. Share information presented in the unaudited condensed consolidated balance sheets reflects the April 2026 share consolidation but has not been retrospectively adjusted to reflect the September 2026 share consolidation.

21. COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Group’s contractual obligations as of June 30, 2026:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
Short-term bank borrowings(i)	30,866	4,549	30,866	-	-	-
Loans from third parties	1,032	152	1,032	-	-	-
Operating lease liabilities(ii)	2,880	424	607	1,731	219	323
Litigation and settlement (iii)	21,857	3,221	21,857	-	-	-
Total	56,635	8,346	54,362	1,731	219	323

(i)	The Group’s short-term bank borrowings as of June 30, 2026 are discussed in Note 13. BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of June 30, 2026 is discussed in Note 15. LEASES.

(iii)	The Group’s commitment for amounts payable under other current liabilities as of June 30, 2026 is discussed in Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty; however, the Group does not anticipate that the final outcome of any such matter will have a material adverse effect on the Group’s business, consolidated financial position, cash flows or results of operations, taken as a whole.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700 (US$103) and liquidated damages on January 16, 2024. The initial hearing was held on March 22, 2024. Youpin SD lost the case and appealed to the court on July 25, 2024. On November 8, 2024, the Quanzhou Intermediate People’s Court revoked the original judgment and remanded the case for retrial. A retrial hearing of second instance was held on January 9, 2026. On May 14, 2026, the Quanzhou Intermediate People’s Court rendered its judgment, revoking the first-instance retrial judgment and ruling in favor of the plaintiff’s claims. The plaintiff has since applied for enforcement.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership), and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000 (US$1,474), along with overdue payment penalties (calculated based on RMB10 (US$1) at the prevailing one-year loan prime rate of banks, from January 1, 2024, to the actual payment date) and the litigation costs. On October 24, 2025, the court of first instance ruled in favor of the plaintiffs. On January 6, 2026, the court of second instance upheld the judgment rendered by the court of first instance.

The Wuhu High-Tech Industrial Development Zone Administrative Committee issued an administrative decision to Youpin on August 29, 2024, requiring Youpin to return a rental subsidy with respect to a factory lease of RMB3,000 (US$442). Youpin applied for administrative reconsideration and subsequently filed a lawsuit. Both the administrative reconsideration and administrative litigation proceedings upheld the administrative decision. On January 19, 2026, the court of second instance rendered its judgment, upholding the original judgment. As of the date of this report, Youpin has not returned the RMB3,000 (US$442) rental subsidy, and the plaintiff has applied for enforcement.

SH Youxu and Youxu New Energy Technology (Nanyang) Co., Ltd. were sued by Shanghai Jiehuan Intelligent Technology Co., Ltd. for joint payment of RMB5,800 (US$855) in respect of the purchase price for goods supplied for the battery-swapping station. The Company was added as a third party by the Shanghai Songjiang District People’s Court on August 12, 2025. On April 13, 2026, the court rendered the first-instance judgment, ordering the defendants to jointly and severally pay the plaintiff the sum of RMB5,800 (US$855). The plaintiff has since applied for enforcement.

Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. and Youpin SD were sued by Yidong New Energy Technology Co., Ltd. for battery depreciation deductions of RMB1,499 (US$221), battery breach liquidated damages of RMB414 (US$61), leasing service fees, and overdue payment liquidated damages, with Youpin SD bearing joint and several guarantee liability. The case was filed on March 5, 2026, and a hearing was held on May 20, 2026. The defendants are in negotiations with the plaintiff with respect to a revised mediation proposal.

Guarantees

From August 2020 to November 2021, Youguan Financial Leasing provided guarantees in an aggregate amount of RMB5,869 (US$827) to its four customers, comprising two five-year guarantees and two four-year guarantees. As of the date of this report, the outstanding balance of the guarantees was RMB5,161 (US$761).

22. SUBSEQUENT EVENTS

On September 9, 2026, the Company effected a further 1-for-20 consolidation of all of its authorized Class A and Class B ordinary shares, whether issued or unissued (the “September 2026 Share Consolidation”), which was approved by the Company’s board of directors on November 4, 2025 and by the Company’s shareholders on December 5, 2025. Pursuant to the September 2026 Share Consolidation, every twenty Class A ordinary shares with a par value of US$0.0001 each were consolidated into one Class A ordinary share with a par value of US$0.002, and every twenty Class B ordinary shares with a par value of US$0.0001 each were consolidated into one Class B ordinary share with a par value of US$0.002. Immediately following the September 2026 Share Consolidation, the Company’s authorized share capital was US$50,000 divided into (i) 19,997,059.06 Class A ordinary shares with a par value of US$0.002 each and (ii) 5,002,940.94 Class B ordinary shares with a par value of US$0.002 each.